Neovasc Announces First Quarter 2021 Financial Results

VANCOUVER and MINNEAPOLIS - via NewMediaWire -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), today reported financial results for the first quarter ended March 31, 2021.

First Quarter Highlights

  Generated revenue of $451,794 in the quarter as Neovasc Reducer™ implants rebounded after being suppressed for much of 2020 due to the COVID-19 pandemic.
  Continued to advance our program to expand reimbursement for Reducer in the EU and the US, and received a CPT Category III code from the American Medical Association for transcatheter implantation of a coronary sinus reduction device.
  Completed a registered direct share offering in February, raising gross proceeds of $72 million.

Subsequent Highlights

  Held initial discussions with the U.S. Food and Drug Administration (FDA) regarding the initiation of COSIRA II, a proposed study of the Reducer device in the US.
  Received ICD-10 procedural Code for Reducer device implantation.
  Assigned to MS-DRGs 228-229 for in-patient Reducer procedures in the United States.
  Enrolled the 300th Reducer patient in the Reducer-1 post-market clinical study.

"Neovasc realized better-than-expected Reducer implants in the first quarter, as we continued to advance our efforts to commercialize the Reducer and further develop the Tiara devices, aided tremendously by a significant event for Neovasc; the completion of a $72 million private placement in February 2021. This transaction solidifies the Company's finances and importantly provides a clear operational pathway for the next 18 months as we seek to realize value for our two devices," said Fred Colen, President and Chief Executive Officer of Neovasc. "We are advancing the development of our IDE Clinical trial for Reducer with the FDA, in the form of an amended COSIRA II IDE Study and continue to pursue expanded reimbursement status for this unique device in Europe and the US. Our reimbursement progress in the U.S. has been noteworthy, as we have gained CPT, ICD-10 and MS DRG codes in the past several weeks. We also continued to enlarge the Reducer's footprint in Europe, and we are excited about the opportunities in that market. We remain engaged with our notified body in Europe as we are evaluating options to potentially pursue Tiara TA approval under the Medical Device Regulation. Separately, we are continuing to develop the next-generation Tiara TF device, with the goal of a first-in-human implant towards the end of 2021. We look forward to forging ahead in 2021 with our value creation strategies based on our two devices."

Financial results for the first quarter ended March 31, 2021

Revenues decreased 15% to $451,794 for the quarter ended March 31, 2021, compared to revenues of $532,895 for the same period in 2020 as restrictions from COVID-19 in certain European markets limited elective procedures including Reducer.

The overall gross margin for the quarter ended March 31, 2021 was 84%, compared to 77% gross margin for the same period in 2020 as we sold more product in markets where we sell the Reducer via our direct sales force.

Total expenses for the quarter ended March 31, 2021 were $10,551,976 compared to $7,564,437 for the same period in 2020, representing an increase of $2,987,539 explained by a $1,630,124 increase in legal expenses and underwriters' fees related to the February 2021 Financing and a $1,335,634 increase in non-cash share-based payments.

Operating losses and comprehensive losses for the quarter ended March 31, 2021 were $10,172,575 and $2,873,001, respectively, or $0.04 basic and diluted loss per share, as compared with $7,156,105 operating losses and $2,673,406 comprehensive losses, or $0.38 basic and diluted loss per share, for the same period in 2020.

Conference Call and Webcast information

Neovasc will be hosting a conference call and audio webcast today at 4:30 pm ET to discuss these results.

Domestic: 1-866-269-4262

International: 1-856-344-9208

Parties wishing to access the call via webcast should use the link in the Investors section of the Neovasc website at https://www.neovasc.com/investors/.  A replay of the webcast will be available in the Investors section of the website approximately 30 minutes after the conclusion of the call.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

NEOVASC INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in U.S. dollars) (Unaudited)

	March 31, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	$70,493,894	$12,935,860
Accounts receivable	1,073,745	987,057
Finance lease receivable	99,876	95,849
Inventory	903,277	839,472
Research and development supplies	318,966	167,378
Prepaid expenses and other assets	652,489	705,471
Total current assets	73,542,247	15,731,087

Non-current assets
Restricted cash	477,271	470,460
Right-of-use asset	736,998	830,551
Finance lease receivable	17,634	42,841
Property and equipment	770,333	803,280
Deferred loss on 2021 derivative warrant liabilities	14,658,134	-
Total non-current assets	16,660,370	2,147,132

Total assets	$90,202,617	$17,878,219

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$5,095,860	$7,243,500
Lease liabilities	297,342	342,910
2019 Convertible notes	154,431	38,633
2020 Convertible notes and warrants and derivative warrant liabilities	141,248	37,525
Total current liabilities	5,688,881	7,662,568

Non-current Liabilities
Lease liabilities	526,354	596,881
2019 Convertible notes	6,241,751	6,156,724
2020 Convertible notes and warrants and derivative warrant liabilities	2,433,303	1,484,529
2021 Derivative warrant liabilities	3,414,080	-
Total non-current liabilities	12,615,488	8,238,134

Total liabilities	$18,304,369	$15,900,702

Equity
Share capital	$439,485,101	$369,775,383
Contributed surplus	38,129,070	35,045,056
Accumulated other comprehensive loss	(8,321,303)	(7,615,717)
Deficit	(397,394,620)	(395,227,205)
Total equity	$71,898,248	$1,977,517

Total liabilities and equity	$90,202,617	$17,878,219

NEOVASC INC.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

For the three months ended March 31,

(Expressed in U.S. dollars) (Unaudited)

	2021	2020

REVENUE	$451,794	$532,895
COST OF GOODS SOLD	(72,393)	(124,563)
GROSS PROFIT	379,401	408,332

EXPENSES
Selling expenses	637,979	553,529
General and administrative expenses	5,292,569	2,487,502
Product development and clinical trials expenses	4,621,428	4,523,406
	10,551,976	7,564,437

OPERATING LOSS	(10,172,575)	(7,156,105)

OTHER INCOME/(EXPENSE)
Interest and other income	10,020	33,669
Interest and other expense	(40,409)	29,336
Loss on foreign exchange	(35,295)	(651)
Unrealized gain on warrants, derivative liability warrants and convertible notes	12,450,053	3,132,982
Realized loss on exercise or conversion of warrants,
derivative liability warrants and convertible notes	(2,114,651)	(143,750)
Amortization of deferred loss	(2,265,290)	-
	8,004,428	3,051,586
LOSS BEFORE TAX	(2,168,147)	(4,104,519)

Tax expense	732	(7,072)
LOSS FOR THE PERIOD	$(2,167,415)	$(4,111,591)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Fair market value changes in convertible notes due to changes
in own credit risk	(705,586)	1,438,185
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD	$(2,873,001)	$(2,673,406)

LOSS PER SHARE
Basic and diluted loss per share	$($0.04)	$(0.38)

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.866.4012

Sean.Leous@westwicke.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve but are not limited to, the Company's operational pathway for the next 18 months, the development of the Company's IDE trial for Reducer with the FDA, the expanded reimbursement status for the Reducer in Europe and the US, the potential pursuit of Tiara TA approval under the Medical Device Directive, the Company's plans and timelines regarding the US study of the Tiara TF device, expectations as to the future growth of the Company, the expansion of its product range and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the doubt about the Company's ability to continue as a going concern; risks related to the recent COVID-19 coronavirus outbreak or other health epidemics, which could significantly impact the Company's operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara development milestones on the Company's expected schedule; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of Common Shares; risks relating to the possibility that the Company's common shares (the "Common Shares") may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did have effective internal control over financial reporting as of December 31, 2020 but not at December 31, 2019 and 2018; risks relating to the Common Share price being volatile; risks relating to the possibility that the Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; risks relating to claims by third-parties alleging infringement of their intellectual property rights; risks relating to the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; risks relating to the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks relating to the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks relating to post-market regulation of the Company's products; risks relating to health and safety concerns associated with the Company's products and industry; risks relating to the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risks relating to the possibility of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to the possibility that the Company could be treated as a "passive foreign investment company"; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks relating to future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; risks relating to the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers; and risks relating to anti-takeover provisions in the Company's constating documents which could discourage a third-party from making a takeover bid beneficial to the Company's shareholders.These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three months ended March 31, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.